Exhibit 99.1
PRESS RELEASE May 10, 2011 Good performance in the first quarter of 2011 The underlying business operations showed continued good performance in the first three months of 2011. Net interest income was NOK 386 million, compared to NOK 350 million for the first quarter of 2010. High level of new disbursements of export related loans New disbursements were NOK 7.1 billion in the first quarter of 2011, compared to NOK 3.7 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 99.4 billion at March 31, 2011 compared to NOK 84.0 billion at March 31, 2010 and NOK 99.8 billion at December 31, 2010. The volume of Eksportfinans’ order book for export-related loans is still solid. The probability adjusted order book was approximately NOK 25 billion at March 31, 2011, compared to NOK 37 billion at the end of the first quarter of 2010. Good access to funding Total new funding in the first quarter of 2011 amounted to NOK 12.6 billion through 137 individual bond issues compared to NOK 26 billion and 197 bond issues in the first quarter of 2010. Eksportfinans has a smaller funding requirement for 2011 and has, therefore, reduced issuance in the first quarter of this year. The majority of funding in the first quarter has come from the private placement markets in Japan and the USA. Eksportfinans returned to the Swiss market with a CHF 150 million 10 year transaction in January. Results Eksportfinans had a total comprehensive income of NOK 52 million in the first quarter of 2011. The comparative total comprehensive income was negative NOK 194 million in the first quarter of 2010. Net profit excluding unrealized gains and losses was NOK 241 million in the first quarter of 2011, compared to NOK 226 million in the corresponding period in 2010. Net interest income was NOK 386 million in the first quarter of 2011. This was NOK 36 million higher than the corresponding period in 2010. The main reason for the higher net interest income in 2011 is due to higher interest margins on lending and the liquidity reserve portfolio. On April 7, 2011, the Annual General Meeting formally approved the Board’s proposed ordinary dividend of NOK 500 million and preference share dividend of NOK 126 million, both related to 2010. The dividend was disbursed to Eksportfinans’ owners in April. In the same meeting it was decided that the preference share will be terminated according to the borrowing agreement with the Norwegian Government.

Key figures: March 31, 2011 March 31, 2010 New loans disbursed NOK 7.1 billion NOK 3.7 billion New bond debt issued NOK 12.6 billion NOK 26 billion Total assets NOK 211.7 billion NOK 233.4 billion Capital adequacy 17.7% 13.2% Net interest income NOK 386 million NOK 350 million Total comprehensive income* NOK 52 million (NOK 194 million) Result excluding unrealized NOK 241 million NOK 226 million gains/losses on financial instruments *Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity. The complete first quarter report for 2011 is available atwww.eksportfinans.no For further information, please contact: President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.